April 9, 2020

VIA EDGAR

Mr. Tom Jones

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arconic Corporation
Registration Statement on Form S-1
Filed April 6, 2020
File No. 333-237573

Dear Mr. Jones:

Reference is made to the Registration Statement on Form S-1 (File No. 333-237573) (the “Registration Statement”), filed by Arconic Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on April 13, 2020, or as soon as practicable thereafter, pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Karessa L. Cain or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1128 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Sincerely,

Arconic Corporation

/s/ Diana C. Toman
Name: Diana C. Toman
Title: Executive Vice President, Chief Legal Officer and Secretary

cc:	Karessa L. Cain
Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano
Wachtell, Lipton, Rosen & Katz